Exhibit A-3

ScottishPower Group

March 31,2003

	($) In millions	(%) of total capitalization
Common Stock Holders’ Funds	8,663	52%

Preferred Stock Holders’ Funds	0	0%

Short–term debt(1)	329	2%

Long–term debt	7,624	46%

Total capitalization	16,616	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1) Includes long-term debt currently maturing.